UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 8, 2024

KINGSWOOD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39700	85-2432410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 Battery Place, Room 625

New York, New York 10004

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 404-7002

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On March 8, 2024, Kingswood Acquisition Corp. (“we”, “us”, “our”, or the “Company”) filed a seventh amendment to the second amended and restated certificate of incorporation of the Company with the Secretary of the State of Delaware (the “Amendment”). The material terms of the Amendment are fully described in item 5.07 below. The description of the Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 8, 2024, the Company convened its special meeting of stockholders (the “Special Meeting”) virtually, with respect to the voting on the Company’s initial business combination and related matters. A total of 3,463,083 shares of the Company’s Class A common stock and Class B common stock, or approximately 94.38% of the Company’s outstanding stock as of February 2, 2024, the record date for the Special Meeting, were represented virtually or by proxy at the Special Meeting.

The following is a brief description of the final voting results for each of the proposals submitted to a vote of the stockholders at the Special Meeting on March 8, 2024.

Business Combination Proposal

To consider and vote upon a proposal to adopt and approve the Merger Agreement, dated as of July 7, 2022 (as it may be further amended, restated, modified and/or supplemented from time to time, the “Merger Agreement”), entered into by and among the Company, Binah Capital Group, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Holdings”), Kingswood Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Kingswood Merger Sub”), Wentworth Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Wentworth Merger Sub”), and Wentworth Management Services LLC, a Delaware limited liability company (“Wentworth”) and the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”), pursuant to which:

•	Kingswood Merger Sub will merge with and into the Company (the “Kingswood Merger”), with the Company surviving the Kingswood Merger as a wholly-owned subsidiary of Holdings (the “Kingswood Surviving Company”);

•	simultaneously with the Kingswood Merger, Wentworth Merger Sub will merge with and into Wentworth (the “Wentworth Merger”), with Wentworth surviving the Wentworth Merger as a wholly owned subsidiary of Holdings (the “Surviving Company”);

•	following the Wentworth Merger, Kingswood Surviving Company will acquire, and Holdings will contribute to Kingswood Surviving Company all of the common units of the Surviving Company directly held by Holdings after the Wentworth Merger (the “Holdings Contribution”), such that, following the Holdings Contribution, Surviving Company is a wholly-owned subsidiary of the Kingswood Surviving Company and Kingswood Surviving Company is a wholly-owned subsidiary of Holdings.

The Business Combination Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

Organizational Document Proposal

To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal is approved and adopted, the amended and restated certificate of incorporation of Holdings (the “Proposed Holdings Charter”), which, if approved, would take effect upon the Closing (the “Organizational Document Proposal”, collectively with the Business Combination Proposal, the “Conditions Precedent Proposals”).

The Organizational Document Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

The Advisory Charter Proposals

To consider and vote upon a proposal to approve and adopt, on a non-binding advisory basis, certain governance provisions in the Proposed Holdings Charter, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as three sub-proposals (collectively, the “Advisory Charter Proposals”):

Advisory Charter Proposal A

To establish Holdings’ capital structure, authorizing (i) 2,000,000 shares of Preferred Stock, par value $0.0001 per share, and (ii) 55,000,000 shares of Holdings Common Stock, par value $0.0001 per share (“Advisory Charter Proposal A”);

Advisory Charter Proposal A was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

Advisory Charter Proposal B

To classify the directors into three classes designated as Class I, Class II and Class III, and to provide that the members of the board of directors of Holdings be elected serve as Class I, Class II and Class III directors to serve staggered terms until the first, second and third annual meeting of the stockholders of Holdings, respectively, held after the amendment and restatement of Holdings’ Charter, which annual meetings of stockholders shall be held at such date and time and at such place, if any, within or outside the State of Delaware as may be fixed by the board of directors of Holdings or a duly authorized committee thereof. Each elected director shall hold office until the third annual meeting following such director’s election and until his successor shall be elected and duly qualified, or his earlier death, resignation, retirement, disqualification or removal from office for cause (“Advisory Charter Proposal B”);

Advisory Charter Proposal B was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

Advisory Charter Proposal C

To provide that unless Holdings consents in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on Holdings’ behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Holdings’ directors, officers, employees or agents or Holdings’ stockholders, (3) any action asserting a claim against Holdings or any director or officer arising pursuant to any provision of the DGCL, (4) any action to interpret, apply, enforce or determine the validity of our Proposed Holdings Charter or Proposed Holdings Bylaws, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction (“Advisory Charter Proposal C”).

Advisory Charter Proposal C was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

NASDAQ Proposal

To consider and vote upon a proposal to approve, assuming the Conditions Precedent Proposals are approved and adopted, for purposes of complying with Nasdaq Global Market rules (the “Nasdaq”), the issuance of shares of Holdings Common Stock and the Holdings Public Warrants in connection with the Business Combination (the “Nasdaq Proposal”).

The NASDAQ Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

NTA Proposal

To consider and vote upon a proposal to approve and adopt, assuming the Conditions Precedent Proposals are approved and adopted, amendments to the second amended and restated certificate of incorporation of the Company (as amended, the “Existing Kingswood Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by the Company, prior to the consummation of the proposed Business Combination, to remove from the Existing Kingswood Charter (i) the limitation on share repurchases prior to the consummation of a business combination that would cause the Company’s net tangible assets (“NTA”) to be less than $5,000,001 following such repurchases, and (ii) the limitation that the Company shall not consummate a business combination if it would cause the Company’s NTA to be less than $5,000,001 either immediately prior or subsequent to the consummation of such business combination (the “NTA Proposal”).

The NTA Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

Equity Incentive Plan Proposal

To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal and the Organizational Document Proposal are approved and adopted, to consider and vote upon a proposal to approve and adopt the Binah Capital Group, Inc. 2024 Equity Incentive Plan (the “Equity Incentive Plan”) (the “Equity Incentive Plan Proposal”).

The Equity Incentive Plan Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
3,268,302	0	2

Adjournment Proposal

To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the Conditions Precedent Proposals, the Advisory Charter Proposals, the Nasdaq Proposal, the NTA Proposal or Equity Incentive Plan Proposal (the “Adjournment Proposal”).

The Adjournment Proposal was not acted upon at the Special Meeting.

Disclaimer

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information About the Transactions

In connection with the Special Meeting, the Company has filed with the SEC and sent to its stockholders as of the record date for the Special Meeting a definitive proxy statement. The Company’s stockholders can also obtain copies of the definitive proxy statement, and all other relevant documents filed or that will be filed with the SEC in connection with the Special Meeting, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Kingswood Acquisition Corp., Michael Nessim, Chief Executive Officer, 17 Battery Place, Room 625, New York, NY 10004; Tel: (212) 404-7002; mnessim@kingswoodus.com.

Participants in the Solicitation

The Company’s sponsor, officers and directors may be deemed participants in the solicitation of proxies of Company’s stockholders in connection with the Special Meeting. Information about the Company’s sponsor, officers and directors and their ownership of the Company’s common stock and their direct and indirect interests are described in the definitive proxy statement for the Special Meeting and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 17, 2023.

Forward Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the Company’s ability to enter into a definitive business combination agreement and the Company’s ability to obtain the financing necessary to consummate the potential business combination transaction. These statements are based on various assumptions and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including: the Company’s ability to enter into a definitive agreement with respect to the proposed business combination or consummate a transaction; the risk that the approval of the shareholders of the Company for the potential transaction is not obtained; failure to realize the anticipated benefits of the potential transaction, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company; the amount of redemption requests made by the Company’s shareholders and the amount of funds remaining in the Company’s trust account after satisfaction of such requests; those factors discussed in the Company’s definitive proxy statement relating to the Special Meeting and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this disclosure statement. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
3.1	Seventh Amendment to Second Amended and Restated Certificate of Incorporation of the Company
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINGSWOOD ACQUISITION CORP.

Dated: March 8, 2024	By:	/s/ Michael Nessim
	Name:	Michael Nessim
	Title:	Chief Executive Officer